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                            January 12, 2022

       Bihua Chen
       Chief Executive Officer
       Helix Acquisition Corp.
       c/o Cormorant Asset Management, LP
       200 Clarendon Street, 52nd Floor
       Boston, MA 02116

                                                        Re: Helix Acquisition
Corp.
                                                            Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed December 16,
2021
                                                            File No. 001-39630

       Dear Ms. Chen:

              We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

       Selected Biopharma Public Companies, page 144

   1. We note your revisions in response to prior comment 12 and reissue in part. Please disclose whether any
companies meeting the selection criteria were excluded from the analyses.
       Certain Projected Financial Information, page 145

   2. We note your references to market research reports and data prepared by Decision
                                                        Resources Group. Please
tell us whether you commissioned any third party reports for use in connection with this
transaction. If so, please tell us what consideration you gave to providing the
information required by Item 14(b)(6) of Schedule 14A.
   3. We note your revisions in response to prior comment 13 and have the following
 Bihua Chen
FirstName  LastNameBihua Chen
Helix Acquisition Corp.
Comapany
January 12,NameHelix
            2022      Acquisition Corp.
January
Page 2 12, 2022 Page 2
FirstName LastName
         comments:

                We note your disclosure that you risk-adjusted your cash flows by multiplying the non-adjusted cash flows with the estimated probability of such cash flows occurring, and such probabilities were based on MoonLake management's internal estimates and assumed an 81% probability for successful completion of Phase 2 studies and an 81%
              probability for successful completion of Phase 3 studies following positive Phase 2 data. Please revise to disclose how MoonLake management arrived at these probabilities and determined that they were reasonable, including whether the probabilities are consistent with the industry average for successful completion of these phases and explain any differences between MoonLake and the industry average. Please also revise to discuss the risk that the assumed probabilities of successful completion may be unrealistic given the unpredictability of drug development.
                It appears that MoonLake applied the same regulatory success rate for SLK in each of the four indications. If that is true, please revise to explain why.
                We note that MoonLake assumed a commercial launch of SLK in 2026 for all four indications. Please revise to disclose if the assumption was limited to commercial launch in the U.S. If not, please disclose the other jurisdictions and the assumed regulatory approval date for each of the four indications in those jurisdictions.
                We note that Helix compared MoonLake   s forecasts against
published ranges for
              disease prevalence and made its own assumptions. Please disclose the sources of those published ranges, Helix's assumptions on disease prevalence for each of the four indications, how Helix arrived at those assumptions and how Helix determined that those assumptions were reasonable.
                Please provide an estimated net income (loss) amount.
Business of MoonLake, page 183

4. We note your revisions in response to prior comment 14. Please revise your disclosure to remove the references to "clinical effect" on page 183 and "clinical benefit" on pages 53,
         138, 183, and 212. Safety and efficacy are determinations that are solely within the authority of the U.S. Food and Drug Administration (FDA) or similar foreign regulators.
         You may present clinical trial end points and objective data resulting from trials without concluding efficacy. Please revise these and similar statements here and throughout the document.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Bihua Chen
Helix Acquisition Corp.
January 12, 2022
Page 3

        You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-6001 or Ada D. Sarmento at 202-551-3798 with any other questions.



                                                          Sincerely,
FirstName LastNameBihua Chen
                                                          Division of
Corporation Finance
Comapany NameHelix Acquisition Corp.
                                                          Office of Life
Sciences
January 12, 2022 Page 3
cc:       Joel Rubinstein, Esq.
FirstName LastName